Exhibit 1

FOR IMMEDIATE RELEASE	31 October, 2014

|	Third Quarter Trading Update

■	Third quarter reported revenues up 3.1% at £2.763 billion, up 10.8% at $4.609 billion in dollars and up 10.9% at €3.482 billion in euros
■	Third quarter constant currency revenues up 10.6%, like-for-like revenues up 7.6%
■	Third quarter constant currency net sales up 6.1%, like-for-like net sales up 3.0%
■	Nine months reported revenues up 2.8% at £8.232 billion, up 11.1% at $13.744 billion in dollars and up 8.0% at €10.145 billion in euros
■	Nine months constant currency revenues up 11.0%, like-for-like revenues up 8.3%
■	Nine months constant currency net sales up 6.3%, like-for-like net sales up 3.8%
■	Nine months operating margin up 0.4 margin points in constant currency and targeted to be up 0.3 for full year in line with objective
■	Average constant currency net debt down by £126 million for the first nine months of 2014 to £2.935 billion
■	Net new business of £3.592 billion in first nine months giving leadership in new business league tables as for the last two and three quarter years
■	Share buy-backs of £499 million in the first nine months up significantly from £134 million last year and already at the full year target of 3.0% of the issued share capital against 1.4% for the whole of last year

Revenue analysis*

£ million	2014	r reported	r constant[1]	r LFL[2]	Acquisitions	2013
First half	5,469	2.7%	11.3%	8.7%	2.6%	5,327
Third quarter	2,763	3.1%	10.6%	7.6%	3.0%	2,680
First nine months	8,232	2.8%	11.0%	8.3%	2.7%	8,007
Net Sales analysis*

£ million	2014	r reported	r constant	r LFL	Acquisitions	2013
First half	4,792	-1.9%	6.4%	4.1%	2.3%	4,884
Third quarter	2,418	-1.2%	6.1%	3.0%	3.1%	2,447
First nine months	7,210	-1.7%	6.3%	3.8%	2.5%	7,331

* Disclosure of revenue and net sales figures necessary to more accurately show underlying trends, given the significant increase in both on-line media buying as principal, together with pass-through costs for data investment management

Quarter 3 and first nine months highlights

■

Reported quarter 3 revenue growth of 3.1%, with constant currency growth of 10.6%, 3.0% growth from acquisitions and -7.5% from currency. The latter reflects the continuing strength of the pound sterling against the US dollar, Euro and many currencies in the faster growth markets, as seen in the final quarter of 2013 and the first half of this year.

1 Percentage change at constant currency exchange rates

2 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

■	Reported quarter 3 net sales down 1.2% in sterling, but up 6.2% in dollars and 6.3% in euros, with like-for-like growth of 3.0%, 3.1% growth from acquisitions and -7.3% from currency
■

Constant currency revenue growth in quarter 3 in all regions and business sectors, with particularly strong growth geographically in North America, the United Kingdom and Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, and functionally in advertising and media investment management and sub-sectors direct, digital and interactive and specialist communications

■

Like-for-like net sales growth in quarter 3 of 3.0%, compared to 4.1% for the first half, with the gap compared to revenue growth similar to the first half, as the scale of digital media purchases in media investment management and data investment management revenues continued

■

Operating profits and operating margins in the first nine months in line with target (including a more than target constant currency operating margin improvement of 0.4 margin points) and ahead of last year

■

Average net debt for the first nine months decreased by £126m (4%) to £2.935 billion compared to last year, at 2014 constant rates, continuing to reflect an improvement in working capital, the benefit of converting the £450 million Convertible Bond, offset by higher acquisition spending and higher share buy-backs

■

Net new business of $1.658 billion in the third quarter and $5.747 billion in the first nine months, again ranking first in net new business tables, as has been the case for the last two and three quarter years. This new business success has accelerated into the last quarter, with a particularly strong recent surge of half-a-dozen or so new business wins across the globe, amounting to approximately more than an additional $1 billion in billings

Current trading and outlook

■

FY 2014 quarter 3 preliminary revised forecast  |  Some softening in preliminary quarter 3 forecast like-for-like revenue and net sales growth from the quarter 2 revised forecast, but net sales growth target of over 3% maintained. Headline net sales operating margin target improvement, as previously, of 0.3 margin points in constant currency

■

Dual focus in 2014  |  1. Stronger than competitor revenue and net sales growth due to leading position in both faster growing geographic markets and digital, premier parent company creative position, new business, horizontality and strategically targeted acquisitions; 2. Continued emphasis on balancing net sales growth with headcount increases and improvement in staff costs/net sales ratio to enhance operating margins

■

Long-term targets reaffirmed  |  Above industry revenue and net sales growth due to geographically superior position in new markets and functional strength in new media and data investment management, including data analytics and the application of new technology; improvement in staff cost/net sales ratio of 0.2 or more depending on net sales growth; net sales operating margin expansion of 0.3 margin points or more excluding the impact of currency; and headline diluted EPS growth of 10% to 15% p.a. from net sales growth, margin expansion, strategically targeted small and medium-sized acquisitions and share buy-backs

Review of quarter three and first nine months

Revenues

As shown in the table below, in the third quarter of 2014, reported revenues were up 3.1% at £2.763 billion. Revenues in constant currency were up 10.6% compared with last year, the difference to the reportable number reflecting the continuing strength of the pound sterling against the US dollar, the euro and many currencies in the faster growth markets, but with some easing, principally against the US dollar in the last two months, mostly reflecting the uncertainties that surrounded the Scottish referendum. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 7.6%. Like-for-like revenue growth in the third quarter showed some slackening in North America and the United Kingdom, partly offset by a significant increase in Western Continental Europe, with Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe similar to the first half. Functionally, as in the first half, advertising and media investment management showed the strongest like-for-like growth, with media investment management particularly stronger than in the first half in Western Continental Europe and Africa & the Middle East and data investment management, public relations and public affairs and branding and identity, healthcare and specialist communications (including direct, digital and interactive) slower.

In the first nine months, reported revenues were up 2.8% at £8.232 billion. Revenues in constant currency were up 11.0%, the difference to the reportable number reflecting the continuing strength of the pound sterling against the US dollar, the euro and many currencies in the faster growth markets, but at a lower relative level than the first half.

On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 8.3% compared with the same period last year, with net sales up 3.8%, with the difference compared to revenue growth similar to the first half.

A preliminary look at our quarter three revised forecasts indicates full year net sales growth forecast somewhat softer than the quarter two revised forecasts at over 3.0%, with quarter four slower than the first nine months, although this tends to reflect the conservative cadence of our forecasting.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue and net sales and revenue and net sales growth by region for the third quarter and first nine months of 2014, as well as the proportion of Group revenues and net sales by region;

Revenue analysis – Third Quarter

£ million	2014	r reported	r constant[3]	r LFL[4]	% group	2013	% group
N. America	945	-0.3%	7.5%	7.8%	34.2%	948	35.4%
United Kingdom	404	14.9%	14.9%	10.2%	14.6%	352	13.1%
W. Cont Europe	574	-2.5%	5.3%	4.3%	20.8%	589	22.0%
AP, LA, AME, CEE[5]	840	6.2%	16.4%	8.5%	30.4%	791	29.5%
Total Group	2,763	3.1%	10.6%	7.6%	100.0%	2,680	100.0%

[3]	Percentage change at constant currency exchange rates
[4]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[5]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Revenue analysis – First Nine Months

£ million	2014	r reported	r constant	r LFL	% group	2013	% group
N. America	2,823	1.3%	9.8%	9.5%	34.3%	2,788	34.8%
United Kingdom	1,188	16.4%	16.4%	13.4%	14.4%	1,021	12.7%
W. Cont Europe	1,818	-1.6%	4.1%	3.2%	22.1%	1,847	23.1%
AP, LA, AME, CEE	2,403	2.2%	15.7%	8.7%	29.2%	2,351	29.4%
Total Group	8,232	2.8%	11.0%	8.3%	100.0%	8,007	100.0%

Net Sales analysis – Third Quarter
£ million	2014	r reported	r constant	r LFL	% group	2013	% group
N. America	848	-5.2%	2.2%	2.3%	35.1%	895	36.6%
United Kingdom	345	7.3%	7.3%	3.7%	14.3%	322	13.2%
W. Cont Europe	480	-4.7%	2.9%	1.5%	19.8%	503	20.5%
AP, LA, AME, CEE	745	2.5%	12.6%	4.4%	30.8%	727	29.7%
Total Group	2,418	-1.2%	6.1%	3.0%	100.0%	2,447	100.0%

Net Sales analysis – First Nine Months
£ million	2014	r reported	r constant	r LFL	% group	2013	% group
N. America	2,525	-4.2%	3.9%	3.6%	35.1%	2,637	36.0%
United Kingdom	1,011	8.0%	8.0%	5.8%	14.0%	935	12.8%
W. Cont Europe	1,532	-3.8%	1.8%	0.9%	21.2%	1,592	21.7%
AP, LA, AME, CEE	2,142	-1.1%	12.1%	5.1%	29.7%	2,167	29.5%
Total Group	7,210	-1.7%	6.3%	3.8%	100.0%	7,331	100.0%

North America, with constant currency revenue growth of 7.5% and like-for-like growth of 7.8% in the third quarter, was slower compared with quarter two and the first half, with advertising and media investment management, direct, digital and interactive and the Group’s specialist communications businesses continuing to perform well.

The United Kingdom, with constant currency revenue growth of 14.9% and like-for-like growth of 10.2% in the third quarter, also slowed slightly compared with the first half growth of over 15%, with particularly strong growth in the Group’s media investment management businesses. Like-for-like net sales growth was 3.7%.

Western Continental Europe, although remaining difficult, showed improvement in the third quarter, with like-for-like revenue growth of 4.3% and net sales growth of 1.5%, compared to -0.3% in quarter two and +0.6% for the first half. France, Germany and Turkey performed strongly, but Austria, Belgium, Norway and Switzerland were tough.

Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, showed the strongest growth in the third quarter, with constant currency net sales growth of 12.6% and like-for-like growth of 4.4%. In Asia Pacific, all markets, except Japan, showed net sales growth, with double digit growth in India, Indonesia, Malaysia, Philippines and Vietnam.

In the first nine months of 2014, 29.7% of the Group’s net sales came from Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, an increase over the first half figure of 29.1% and against the Group’s revised strategic objective of 40%-45% over the next five years. Due to the continuing weakness of the majority of the fast growth market currencies, the proportion for the first nine months remained around 30% in constant currencies. Based on the preliminary quarter three revised forecast, the fast growth markets are expected to outperform the slower growth mature markets in the final quarter of the year.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue and net sales, revenue and net sales growth by communications services sector for the third quarter and first nine months of 2014, as well as the proportion of Group revenues and net sales for the third quarter and first nine months by those sectors;

Revenue analysis – Third Quarter

£ million	2014	r reported	r constant[6]	r LFL[7]	% group	2013	% group
AMIM[8]	1,214	11.7%	20.1%	17.1%	43.9%	1,087	40.6%
Data Inv. Mgt.	588	-4.7%	2.2%	0.5%	21.3%	617	23.0%
PR & PA9	214	-6.4%	0.3%	0.1%	7.8%	229	8.5%
BI, HC & SC10	747	-0.1%	6.8%	2.0%	27.0%	747	27.9%
Total Group	2,763	3.1%	10.6%	7.6%	100.0%	2,680	100.0%
Revenue analysis – First Nine Months
£ million	2014	r reported	r constant	r LFL	% group	2013	% group
AMIM	3,604	9.9%	19.3%	16.7%	43.8%	3,279	40.9%
Data Inv. Mgt.	1,765	-4.9%	2.4%	1.4%	21.4%	1,855	23.2%
PR & PA	650	-5.4%	1.9%	1.6%	7.9%	687	8.6%
BI, HC & SC	2,213	1.2%	8.8%	3.9%	26.9%	2,186	27.3%
Total Group	8,232	2.8%	11.0%	8.3%	100.0%	8,007	100.0%
Net Sales analysis – Third Quarter
£ million	2014	r reported	r constant	r LFL	% group	2013	% group
AMIM	1,064	0.6%	8.3%	5.5%	44.0%	1,058	43.3%
Data Inv. Mgt.	424	-4.4%	2.4%	1.2%	17.5%	444	18.1%
PR & PA	212	-6.4%	0.3%	0.1%	8.8%	226	9.2%
BI, HC & SC	718	-0.2%	6.8%	1.4%	29.7%	719	29.4%
Total Group	2,418	-1.2%	6.1%	3.0%	100.0%	2,447	100.0%
Net Sales analysis – First Nine Months
£ million	2014	r reported	r constant	r LFL	% group	2013	% group
AMIM	3,182	-0.6%	8.0%	5.8%	44.1%	3,203	43.7%
Data Inv. Mgt.	1,267	-5.7%	1.5%	1.2%	17.6%	1,343	18.3%
PR & PA	642	-5.2%	2.2%	1.8%	8.9%	677	9.2%
BI, HC & SC	2,119	0.5%	8.2%	2.9%	29.4%	2,108	28.8%
Total Group	7,210	-1.7%	6.3%	3.8%	100.0%	7,331	100.0%

In the first nine months of 2014, almost 36% of the Group’s revenues came from direct, digital and interactive, up 100 basis points from the previous year. Digital revenues across the Group were up strongly, almost 11% like-for-like.

6  Percentage change at constant currency exchange rates

7  Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

8  Advertising, Media Investment Management

9  Public Relations & Public Affairs

10  Branding and Identity, Healthcare and Specialist Communications (including direct, digital and interactive)

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenues grew by 20.1% in the third quarter, with like-for-like growth of 17.1%, still the strongest performing sector and significantly stronger than the first half. Constant currency net sales growth was 8.3% with like-for-like growth of 5.5%, the strongest performing sector. North America, the United Kingdom and Africa & the Middle East were well above the Group average, with Asia Pacific and Latin America slower.

The Group gained a total of £1.036 billion ($1.658 billion) in net new business billings (including all losses) in the third quarter. Of this, Ogilvy & Mather, J. Walter Thompson Company (celebrating its 150th Anniversary year with a return to its original name), Y&R and Grey generated net new business billings of £173 million ($277 million). GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £669 million ($1.070 billion) out of the Group’s total. As in the first half, the Group ranks first in net new business tables, as it has done for the last two and three quarter years. Net new business billings won in the first nine months were £3.592 billion ($5.747 billion). The surge of net new business wins announced in quarter four already amounts to over $1.0 billion.

Data Investment Management

On a constant currency basis, data investment management revenues grew 2.2%, with like-for-like revenues up 0.5% in the third quarter. On the same basis constant currency net sales were up 2.4% with like-for-like growth of 1.2%, the same as the first half. Continental Europe, Asia Pacific, Latin America, Africa & the Middle East net sales grew well above the average, with North America and the United Kingdom slower. There seems to be a growing recognition of the value of “real” data businesses, rather than those that depend on third party data and an opportunity to demonstrate meaningful and sustainable competitive differentiation through integration of media investment management and data investment management insights.

Public Relations and Public Affairs

In constant currencies, public relations and public affairs revenues and net sales were up 0.3% in the third quarter and up 0.1% like-for-like, a slower rate of growth than the first half. All regions, except Continental Europe showed positive net sales growth in the third quarter, with Belgium, Finland, Germany and Norway challenging. In the third quarter and the first nine months both saw particularly strong growth in content development in the USA through SJR.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding & identity, healthcare and specialist communications businesses (including direct, digital and interactive) constant currency revenues grew strongly at 6.8%, with like-for-like growth of 2.0%, in the third quarter. Net sales were up 1.4% like-for-like. The Group’s direct, digital and interactive and specialist communications businesses grew above the Group average, with branding and identity and healthcare more challenged.

Operating profitability

In the first nine months, constant currency profits and operating margins were ahead of target and last year, despite severance costs in the first nine months rising significantly compared to the same period in 2013.

We are in the process of reviewing our quarter three revised forecasts, but early indications are that revenues and net sales in the final quarter of the year will show lower growth than the first nine months, with an improvement in Asia Pacific and Africa & the Middle East, offset by a slower North America, Continental Europe and Latin America. Functionally, advertising, public relations and public affairs, branding and identity and the Group’s specialist communications businesses are forecast to be slower. However, the historical bases of our previous quarter three revised forecasts have usually been conservative.

The population of the Group, on a proforma basis, excluding associates, was up 0.7% to 122,586 at 30 September 2014, as compared to 30 September 2013, against an increase in revenues on the same basis of 8.3% and net sales of 3.8%. Similarly, the average population of the Group in the first nine months of this year was up 1.4% to 120,828, compared to 119,194 for the same period last year. Since the beginning of this year, the population of the Group on a proforma basis has increased by 0.7% from 121,769 to 122,586, a lower figure than budget, reflecting continued caution by the Group’s operating companies in hiring.

Balance sheet highlights

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a balanced combination of capital expenditure, acquisitions, dividends and share buy-backs. In the twelve months to 30 September 2014, the Group’s free cash flow was £1.5 billion. Over the same period, the Group’s capital expenditure, acquisitions, share repurchases and dividends were £1.6 billion.

The Group’s strong cash flow continues to justify the decision by the Board in mid-2013 to target an increase in the dividend pay-out ratio to 45% over the two years 2014 and 2015. The interim dividend was increased by 10% in the first half, giving a pay-out ratio of 40% versus 37% for the same period in 2013, and it seems likely that the 45% target pay-out ratio will be reached one year early. In the first nine months of 2014, 40.1 million shares, or 3.0% of the issued share capital, were purchased at a cost of £499 million and an average price of £12.45 per share, compared with 1.4% of the issued share capital for the whole of last year.

Average net debt in the first nine months of 2014 was £2.935 billion, compared to £3.061 billion in 2013, at 2014 exchange rates. This represents a decrease of £126 million, continuing to reflect improvements in the levels of working capital in the second half of 2013 and also the benefit of converting the £450 million Convertible Bond in mid-2013. Net debt at 30 September 2014 was £3.315 billion, compared to £2.850 billion in 2013 (at 2014 exchange rates), an increase of £465 million. The increased period end net debt figure reflects significant incremental net acquisition spend of £155 million and incremental share re-purchases of £365 million, more than offsetting the improvements in net working capital at the period end.

In September the Group issued two medium-term bonds in Euros and US dollars, totalling the equivalent of over £1.0 billion to take advantage of current low interest rates. Not only does this secure future funding, but reduces interest charges further.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 55 transactions in the first nine months; 31 acquisitions and investments were in new markets and 44 in quantitative and digital. Of these, 20 were in both new markets and quantitative and digital.

Specifically, in the first nine months of 2014, acquisitions and equity stakes have been completed in advertising and media investment management in Canada, the United States, the United Kingdom, France, the Netherlands, Poland, Russia, Turkey, the Middle East, South Africa, Peru,

Australia, China, India and Vietnam; in data investment management in the United Kingdom, Italy, the Netherlands, Romania, Spain, the Kingdom of Saudi Arabia and the United Arab Emirates; in public relations and public affairs in China; in direct, digital and interactive in the United States, the United Kingdom, China and Vietnam. In quarter four, 4 further transactions have been announced in October in data investment management in the United States and France and in healthcare in the United States.

More generally, two important technology partnerships should be highlighted, which underline one of the Group’s strategic objectives of applying technology to enhance clients’ marketing effectiveness. Firstly, in September with AppNexus, to strengthen the technology backbone of Xaxis. Secondly, in October, a similarly structured partnership with Rentrak to develop new techniques for off-line and digital television and film audience measurement. In both cases the Group contributed technology assets and invested cash for significant minority interests. This approach enables the Group to effectively leverage its existing technology assets.

Outlook

Macroeconomic and industry context

Third quarter like-for-like revenue and net sales growth slowed slightly in comparison with the first and second quarters of the year, mainly due to tougher comparatives. In 2013, like-for-like revenue growth was over 200 basis points or over 2 percentage points greater in the second half than the first half.

Before and during the third quarter geopolitical risks continued to multiply. There certainly are a lot of swans about – both black and grey. Whilst one United Kingdom or Scottish grey swan (known unknowns) may have disappeared, at least for the moment, that has been replaced by the black swans (unknown unknowns) of Ebola and Hong Kong. Concerns still remain globally over four other grey swans, with perhaps five now in the case of the United Kingdom. They include the continuing fragility and lack of growth in the Eurozone, for example, with the recently disappointing GDP growth, or lack of growth from Italy and France and subsequent initiation of quantitative easing by the European Central Bank; the prospects for the Middle East, now considerably worse than a year ago; a Chinese or BRICs hard or soft landing, with most, if not all suffering a slowdown in 2013, and which continued into the first nine months of 2014; and, probably still most importantly, dealing with the US deficit and a record $18 trillion of debt, together with tapering, which has just commenced, in the most effective way. In addition, although more parochially, the political decision in the United Kingdom on Britain’s membership of the European Union, still adds further uncertainty to the United Kingdom economy.

Recently, all these concerns have been heightened by the emergence of three, again largely geopolitical, black swans (unknown unknowns). First, during the World Economic Forum last January, the re-emergence of Sino/Japanese tensions over the Diaoyu/Senkaku Islands; secondly, the crisis in the Ukraine and the consequential Russian sanctions; and, thirdly, the most recent terrible conflicts in Iraq, Gaza and the rise of Isis.

All in all, whilst clients may be more confident than they were in September 2008, they broadly remain unwilling to take further risks, particularly given multiple geopolitical flash points. They remain focussed on a strategy of adding capacity and brand building in both fast growth geographic and functional markets, like digital, and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. In addition, in a world still growing more slowly than before the Lehman crisis in 2008, they understandably, but perhaps inadvisedly, remain focussed, on achieving their profitability objectives by cutting costs, rather than by growing the top-line. The recent surge of merger and acquisition activity, although to some extent driven by tax considerations, may reflect a concern that cost reduction opportunities may be close to being exhausted and that growth by acquisition may need to be tapped to release further cost efficiencies.

The overall pattern for 2014 looks very similar to 2013, perhaps with slightly increased client confidence in the first half of the year, enhanced by slightly stronger global GDP growth forecasts. These forecasts reflected the mini-quadrennial events of the Winter Olympics at Sochi, the FIFA World Cup in Brazil (which did position perceptions of Brazil and Latin America, overall positively, just as the Beijing Olympics did for China, the World Cup did for South Africa and London 2012 did for the United Kingdom) and the mid-term Congressional elections in the United States. Forecasts of worldwide real GDP growth still hover around 2.7%, with inflation of 2.0% giving nominal GDP growth of around 4.7% for 2014, a percent or so increase on 2013, although they have been reduced recently and may be reduced further in due course. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should grow at least at a similar rate as GDP, buoyed by incremental branding investments in the under-branded faster growing markets.

Although both consumers and corporates seem to be increasingly cautious and risk averse, they should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt and for tax inversion reasons, but we believe clients may ultimately regard this as a more risky way than investing in marketing and brand and hence growing market share, particularly given the variability or flexibility of marketing spend – and, of course, following the United States clampdown on tax inversion.

All in all, however, on a reportable basis, 2014 looks likely to be another demanding year, as a strong United Kingdom pound and weak faster growth market currencies continue to take their toll on our reported results. But, if our financial targets are met, 2014 will be another strong year, as the first half and nine months results demonstrate.

Current nominal worldwide GDP forecasts for 2015 indicate a similar growth rate at around 5.0%. This suggests that 2015 should be another reasonable year for our industry, despite the absence of any mini- or maxi-quadrennial events and as we gear up for maxi-quadrennial 2016 and a spectacular Rio 2016 Olympics, UEFA European Football Championship and United States Presidential election.

In addition, it is particularly pleasing to report continuing progress for the Group’s creative and effectiveness excellence with the award of the Cannes Lion (the advertising industry’s Oscar), to WPP for the most creative Holding Company for the fourth successive year since the award’s inception and another to Ogilvy & Mather Worldwide for the third consecutive year as the most creative agency network. In another rare occurrence in our industry, Grey was named Global Agency of the Year 2013 by both US trade magazines Ad Age and Adweek. For the third consecutive year, WPP was also awarded the EFFIE as the most effective Holding Company.

Financial targets

For 2014, reflecting the first nine months performance, our targets remain:

■	Like-for-like net sales growth of over 3.0%

■	Target operating margin to net sales improvement of 0.3 margin points on a constant currency basis

In 2014, our prime focus continues to be growing revenues and net sales faster than the industry average, driven by our leading position in the new markets, in new media, in data investment management, including data analytics and the application of technology, creativity and horizontality. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing cost flexibility, in order to adapt our cost structure in case of significant market changes. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 6.5% of revenues or 7.5% of net sales and continue to position the Group extremely well should current market conditions deteriorate.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We have, in addition, decided that a significant proportion of operating company incentive pools will be funded and allocated on the basis of Group-wide performance this year and over the coming years. This will stimulate co-operative behaviour even more. Horizontality has been accelerated through the appointment of over 40 global client leaders for our major clients, accounting for over one third of total revenues in 2013 of $17 billion and of 16 country and sub-regional managers already covering 50 of 111 countries in a growing number of test markets and sub-regions. Emphasis has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, sport, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. For example, the Group has been very successful in the recent wave of consolidation in the pharmaceutical and shopper marketing industries and the resulting “team” pitches and a number of others, which combined creative and media assignments.

Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

■	Revenue and net sales growth greater than the industry average

■	Improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and staff cost to net sales ratio improvement of 0.2 margin points or more

■	Annual headline diluted EPS growth of 10% to 15% per annum delivered through net sales growth, margin expansion, acquisitions and share buy-backs

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Belinda Rabano	}	+86 1360 1078 488

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.